The Boeing Company 100 North Riverside Chicago IL 60606-1596

May 25, 2016
Via Edgar Filing
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:     The Boeing Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 10, 2016
File No. 001-00442
Dear Mr. Shenk:
This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on The Boeing Company’s (herein referred to as “we” or the “Company”) Form 10-K for the fiscal year ended December 31, 2015, communicated in your letter dated May 13, 2016. We have repeated your comments below followed by our response.
Management’s Discussion and Analysis
Non-GAAP Measures
Reconciliation of GAAP Measures to Non-GAAP Measures, page 43

1.
Refer to prior comment 1. Please tell us in greater detail how these supplemental non-GAAP earnings measures enable investors to analyze pension costs in your defense business on the same basis as you manage these costs and allocate them to customer contracts considering that you present these non-GAAP core earnings measures on a consolidated basis. In addition, tell us why you believe that it is useful for investors to analyze pension costs in your defense business on the same basis as you manage these costs and allocate them to customer contracts rather than on the GAAP basis if presented on a consolidated basis.

Note 21 of our consolidated financial statements reconciles our segment operating profit to consolidated operating profit as defined by GAAP. Note 21 also discloses that Unallocated Pension and Other Postretirement Benefit Expense related to our Boeing Defense, Space & Security (BDS) segments represents the difference between pension costs computed in accordance with GAAP and pension costs computed in accordance with U.S Government Cost Accounting Standards (CAS). Because GAAP and CAS employ different actuarial assumptions and accounting conventions, differences between GAAP and CAS costs in any given year may be positive or negative.

Mr. Lyn Shenk
May 25, 2016

We believe that presenting non-GAAP earnings measures that exclude unallocated pension and postretirement costs enables investors to analyze our consolidated operating results on a basis consistent with that of our operating segments. As set forth in our response to prior comment 1, pension assets are managed at the corporate level—not at the segment level. By providing supplemental financial measures that exclude market-based fluctuations in those costs, we believe that we enable investors to assess the Company’s overall performance on the same basis as they assess segment-level performance, and in a manner consistent with how each segment is managed. Page 43 of our 10-K describes the basis for management’s belief that these measures are useful to investors, as Unallocated Pension and Other Postretirement Benefit Expense primarily represent costs “driven by market factors” or “not allocable to U.S. government contracts.” The subsequent table in the 10-K reconciles these measures to the most directly comparable GAAP measure, which—in the case of the relevant adjustment—matches the presentation in Note 21 to our consolidated financial statements.1
In future filings, we will expand the disclosures set forth in our MD&A section under the heading “Reconciliation of GAAP Measures to Non-GAAP Measures” to more clearly explain unallocated pension and other postretirement benefit expense. In addition, since the adjustment is a net amount comprising both pension and postretirement costs, future tables presenting this non-GAAP measure will include separate line items for the pension and postretirement portions.  See Exhibit A, attached to this letter, for an example (using information filed in our 2015 10-K) of how we propose to present such disclosures in the future.  In addition, in future filings our disclosures will incorporate the guidance issued by the Staff on May 17, 2016 with respect to the presentation of non-GAAP financial measures.
2. You state in your response that certain unallocated pension and other postretirement benefit costs and other unallocated costs/expenses constitute ongoing operating expenses of your business. In addition to adjustments to account for the difference under GAAP and CAS for pension and postretirement expenses, we are unclear about the appropriateness of the unallocated net periodic benefit costs adjustment portion related to discount rates and other market based factors in the BCA segment in your situation. It appears that all of these pension and postretirement expenses also constitute on-going expenses of your operations. Please explain.
Each component of net periodic benefit costs constitutes an ongoing expense of our business and is reflected as such in our consolidated statement of operations. However, decisions to fund pension trusts and invest pension assets are managed at the corporate level, and therefore income and costs attributable to those activities are not allocated to our BCA segment. More specifically, we do not allocate to our BCA segment fluctuations in pension liabilities that are attributable to market factors such as discount rates, nor do we allocate investment returns on pension trust assets. We believe that this practice allows investors to analyze BCA segment results consistent with how the BCA business is managed, while also providing investors with a complete picture of our pension assets and liabilities on a consolidated basis.

1 See, e.g., the net reduction to earnings of $298 million in 2015, which is presented on page 108 of our 10-K and set forth on the non-GAAP reconciliation on page 43. Please also note page 24 of the Company’s most recent Quarterly Report on Form 10-Q, filed on April 27, 2016, which describes a gain of $94 million on a consolidated basis attributable to unallocated pension and postretirement costs, which gain is excluded on page 94 for purposes of the Company’s non-GAAP operating measures.

Mr. Lyn Shenk
May 25, 2016

BCA segment earnings include GAAP service cost and prior service costs. We consider these to be elements of each employee’s compensation and therefore hold our segment managers accountable for them. By contrast, we do not allocate to the BCA segment changes in expected future benefit obligations that are driven entirely by actuarial changes, market forces and investment decisions managed at the corporate level. In other words, we report our segment results to investors consistent with how we expect operational managers at the segment level to manage those businesses.
As described above in our response to comment 1, we believe that it is useful for investors to analyze our consolidated results both on a GAAP basis and on a basis consistent with how each operating segment is managed and how the results of those segments are presented. However, our consolidated financial statements also present significant detail on each element of pension expense, including which portions of pension and other postretirement costs are the principal drivers of both GAAP and non-GAAP operating results. In addition, the Critical Accounting Policies discussion on page 46 of the 10-K describes the impact of discount rate changes on net periodic costs and projected benefit obligations.
3. Refer to prior comment 2. Please tell us in greater detail how unallocated pension expense decreased because of lower amortization of pension costs in inventory. From your response to our prior comment 1, it appears that you recover CAS pension cost through the pricing of your products and services on U.S. Government contracts and, therefore, the CAS pension cost is recognized in your defense business segment’s net sales and cost of sales. Since the consolidated financial statements must present pension expense calculated in accordance with GAAP and that you consider the difference between GAAP and CAS as unallocated pension expense, the CAS amounts were allocated to contracts as inventory costs. In that regard, please explain in greater detail what caused the decrease in net actuarial losses and how lower amortization of pension costs in inventory triggered a decrease in unallocated pension expense.
As described above and in our response to prior comment 1, the portion of Unallocated Pension and Other Postretirement Benefit Expense attributable to our BDS business consists primarily of the difference between pension costs calculated under CAS and pension costs calculated under GAAP. Pension costs charged to government contracts are either capitalized in inventory—if they constitute costs to produce an inventory item—or expensed when attributable to general and administrative expense. However, the expensing of pension costs included in inventory typically occurs during a subsequent period, upon delivery of the associated finished goods to our customers.
Since our BDS and BCA businesses have long operating cycles, inventory attributable to both businesses flows through our income statement approximately one year after costs have been incurred. Therefore, changes from year to year in pension expense—whether allocated or unallocated—are generally primarily driven by changes in net periodic pension costs during the prior year. For example, as set forth on page 22 of our MD&A and Note 14 to our consolidated financial statements, net periodic pension benefit cost decreased from $3.4 billion in 2013 to $2.2 billion in 2014—a decrease driven by a $1.2 billion reduction in recognized actuarial losses in 2014 due to an increase in the discount rate. These same discount rate changes resulted in a

Mr. Lyn Shenk
May 25, 2016

reduction in net periodic pension costs included in earnings to $2.4 billion in 2015, from $3.2 billion in 2014.
As we noted in our response to comment 2, the Critical Accounting Policies section of the 10-K includes additional detail on the impact of interest rates on net periodic pension costs and projected benefit obligations. Nonetheless, as discussed in our response to comment 1, we will in future filings expand the disclosures in our MD&A section under the heading “Reconciliation of GAAP Measures to Non-GAAP Measures” to more clearly explain unallocated pension and other postretirement benefit expense as well as describe the principal drivers of changes in this amount from period to period.
*****
The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 544-2500 or in my absence Michael Cleary, Vice President Accounting and Financial Reporting at 312-544-2115.
Sincerely,

/s/ Robert E. Verbeck

Robert E. Verbeck
Senior Vice President, Finance & Corporate Controller

Mr. Lyn Shenk
May 25, 2016

Exhibit A

Non-GAAP Measures

Core Operating Earnings, Operating Margin and Earnings Per Share

Our Consolidated Financial Statements are prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP) which we supplement with certain non-GAAP financial information. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Core operating earnings, core operating margin and core earnings per share exclude the impact of certain pension and other postretirement benefit expenses that are not allocated to business segments - ~~see Note 21 to our Consolidated Financial Statements~~. Pension costs, comprising service and prior service costs computed in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP) are allocated to Commercial Airplanes. Pension costs allocated to BDS segments are computed in accordance with U.S. Government Cost Accounting Standards (CAS), which employ different actuarial assumptions and accounting conventions than GAAP. CAS costs are allocable to government contracts. Other postretirement benefit costs are allocated to all business segments based on CAS, which is generally based on benefits paid. For further discussion of pension and other post retirement costs see Notes 14 and 21 to our consolidated financial statements and Management’s Discussion and Analysis on pages 22 and 46. Management uses core operating earnings, core operating margin and core earnings per share for purposes of evaluating and forecasting underlying business performance. Management believes these core earnings measures provide investors additional insights into operational performance as unallocated pension and other postretirement benefit cost primarily represent costs driven by market factors and costs not allocable to U.S. government contracts.
Reconciliation of GAAP Measures to Non-GAAP Measures
The table below reconciles the non-GAAP financial measures of core operating earnings, core operating margin and core earnings per share with the most directly comparable GAAP financial measures of earnings from operations, operating margins and diluted earnings per share.

(Dollars in millions, except per share data)
Years ended December 31,	2015	2014	2013
Revenues	$96,114	$90,762	$86,623
Earnings from operations, as reported	$7,443	$7,473	$6,562
Operating margins	7.7%	8.2%	7.6%

Unallocated pension expense	$421	$1,469	$1,374
Unallocated other postretirement benefit income	(123)	(82)	(60)
Unallocated pension and other postretirement benefit expense	$298	$1,387	$1,314

Core operating earnings (non-GAAP)	$7,741	$8,860	$7,876
Core operating margins (non-GAAP)	8.1%	9.8%	9.1%

Diluted earnings per share, as reported	$7.44	$7.38	$5.96
Unallocated pension expense(1)	$0.39	$1.29	$1.16
Unallocated other postretirement benefit income(1)	(0.11)	(0.07)	(0.05)
Unallocated pension and other postretirement benefit expense(1)	$0.28	$1.22	$1.11

Core earnings per share (non-GAAP)	$7.72	$8.60	$7.07
Weighted average diluted shares (in millions)	696.1	738.0	769.5

(1)	Earnings per share impact is presented net of the federal statutory rate of 35.0%.